UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              FORM 12b-25

                      NOTIFICATION OF LATE FILING

(Check One): X Form 10-K __Form 20-F __Form 11-K __Form 10-Q __Form N-SAR

SEC FILE NUMBER - 0-18925
CUSIP NUMBER - 457954-50-1

For Period Ended:   November 30, 1999
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:_________________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or
Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
_______________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART 1 - REGISTRANT INFORMATION

Full Name or Registrant -     Innovo Group Inc.

Former Name if Applicable -

Address of Principal Executive Office (Street and Number) -

1808 North Cherry Street

City, State and Zip Code - Knoxville, Tennessee   37917

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
_X_ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion therefore, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

     The Company requires additional time to finalize the disclosures necessary in its Annual Report for a complete and accurate filing.

PART IV - OTHER INFORMATION

(1) Name and telephone Number of person to contact in regard to this notification - Bradley White, 423-546-1110

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
     _X_Yes   ___No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     _X_Yes   ___No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the year ended November 30, 1999, the Company incurred a net loss of $1,341,000 compared to $4,014,000 for the year ended November 30, 1998.
     The decrease in the loss is primarily the result of a decrease during 1999 of losses from the discontinuation of a business segment and an increase during 1999 in revenues and profit margin. The improvement in profits for 1999 were offset by $588,000 of significant charges for the following items. During 1999 the Company wrote down a long-lived asset to its fair market value. This write-down was $145,000 and recorded as a component of Operating Costs. The Company also recorded a $293,000 charge for the termination of a capital lease. This charge was made to Operating Costs. During 1999, the Company recorded $50,000 for an insurance loss and $100,000 for a settlement in a lawsuit. Each of these items were recorded in Operating Costs. These charges collectively had a significant unfavorable effect on the operational performance of the Company for the fiscal year 1999. The table below summarizes the results of operations for 1999 and 1998.

                                                    November 30
                                                 1999        1998
                                                ------      ------
                                                   (in thousands)
     Net Sales                                 $10,837      $6,790
     Cost of Goods Sold                          6,252       4,493
                                                ------      ------
     Gross Profit                                4,585       2,297
     Operating Costs                             5,688       4,203
                                                ------      ------
     Loss from Operations                       (1,103)     (1,906)
     Interest and Other Costs                      237         361
                                                ------      ------
     Loss from Continuing Operations            (1,340)     (2,267)

     Loss from Discontinued Operations              (1)     (1,747)
                                                ------      ------
     Net Loss                                   (1,341)     (4,014)
________________________________________________________________________

Name of Registrant as Specified in Charter - Innovo Group Inc.
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date - February 28, 2000         By /s/Bradley White
                                     Bradley White
                                     Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                               ATTENTION
Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).

                         General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commissions files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registration is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.